                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                AMENDMENT NO. 1
                                      TO
                                   FORM 11-K

                                 ANNUAL REPORT


[x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

Commission file number 1-13884

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                         MISSOURI CITY, TEXAS FACILITY

B. Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:

                           COOPER CAMERON CORPORATION
                       515 Post Oak Boulevard, Suite 1200
                              Houston, Texas 77027

               INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
                UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
                         MISSOURI CITY, TEXAS FACILITY



                                                             Page


Unaudited Financial Statements

Statement of Net Assets Available for Benefits                 1
Statement of Changes in Net Assets Available for Benefits
   with Fund Information                                       2

Signature                                                      3

Statements of Net Assets Available for Benefits


                                                                       (UNAUDITED)
                                                                           IAR
                                                                         MISSOURI
                                                                         CITY, TX
                                                                             007
                                                                      ---------------

Assets:
   Employer contribution receivable                                            -
   Plan interest in the Cooper Industries, Inc. Master
     Trust for Defined Contribution Plans:
        Washington Mutual Investors A                                     78,576
        EuroPacific Growth A                                              46,249
        Franklin Balance Sheet Investment A                                7,830
        Lord Abbett Developing Growth A                                   26,652
        MFS Massachusetts Investors Growth A                             189,932
        PRIMCO Stable Value Fund (fixed income fund)                     955,903
        Deutsche Institutional 500 Index                                 102,908
        Cooper Cameron Stock Fund (company stock fund)                   360,463
        PIMCO Total Return A                                             157,372
        Participant Loan                                                       -
                                                                    ---------------
     Plan interest in Master Trust                                     1,925,886

     Net assets available for benefits                                 1,925,886
                                                                    ===============

Statements of Changes in Net Assets Available for Benefits

                                                                       (Unaudited)
                                                                          IAR
                                                                        MISSOURI
                                                                        CITY, TX
                                                                           007
                                                                   ---------------
Additions:
      Employer contributions                                                     -
      less prior year accrual                                                    -
      plus current year accrual                                                  -
                                                                   ---------------
      Employer contributions                                                     -
      Participant contributions
                                                                   ---------------
      Total Contributions                                                        -

      Net investment gain (loss) from CCC

        Master Trust for Defined Contribution Plans                        283,914
                                                                   ---------------
Total additions:                                                           283,914

Deductions:
      Benefit payments                                                  (1,052,010)
      Fees and expenses                                                          -
                                                                   ---------------
                                                                        (1,052,010)

Net increase (decrease)                                                   (768,096)

Net assets available for benefits:
      Beginning of period (by audit reports)                             2,693,982
                                                                   ---------------
      End of period                                                      1,925,886
                                                                   ===============

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE COOPER CAMERON CORPORATION
MISSOURI CITY, TEXAS FACILITY

/s/ William C. Lemmer
_________________________________________
By:  William C. Lemmer
     Member of the Plan Administration
     Committee


Date:  June 28, 2001




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